Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 東 方 教 育 科 技（ 集 團 ）有 限 公 司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

VOLUNTARY ANNOUNCEMENT

CANCELLATION OF BOARD MEETING AND EARNINGS RELEASE

— MARKET UPDATE

This is a voluntary announcement made by New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901). The Company refers to its announcement of August 1, 2021 (the “August 1 Announcement”).

The Company announces the following updated information as a follow-up to the August 1 Announcement:

1.

As a foreign private issuer listed on the New York Stock Exchange (“NYSE”), the Company is not required to publish a quarterly earnings release or annual results announcement (the “Publications”) under the applicable NYSE rules or the U.S. securities law. The Company is legally required to publicly file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) within four months of its fiscal year end (i.e., September 30, 2021), and is permitted to file a Form 12b-25 with the SEC to require an additional 15-day extension, if and when necessary.

2.

As the Company is secondary listed in Hong Kong under Chapter 19C of the Hong Kong listing rules, the Company is similarly not required to issue the Publications under the Hong Kong listing rules. As such, there is no violation of any rule in the U.S. or Hong Kong as a result of the Company’s cancellation of its board meeting and publication of its fiscal fourth quarter 2021 earnings release.

3.

The Company will make its best efforts to meet the SEC filing deadline for its annual report on Form 20-F, and publish the same in Hong Kong as soon as practicable thereafter. If the Company cannot meet this timeline for any reason, the Company will discuss with NYSE to obtain its consent to a cure period and similarly will take appropriate actions with respect to its Hong Kong compliance obligations.

4.

The Company confirms that, as at the date of this announcement, it is not in possession of any inside information pursuant to Rule 13.09 of the Hong Kong listing rules or Part XVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) that requires disclosure. The Company is evaluating the implications of the recent regulatory developments on its results of operations and will provide further updates to its shareholders at an appropriate time in the future.

Shareholders and prospective investors are advised to exercise caution when dealing in the shares and other securities of our Company.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, August 3, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.

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